

STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 and 2004

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND SEPTEMBER 30, 2004
(Unaudited)

ASSETS

		March 31 2005		September 30, 2004
CURRENT ASSETS				
Cash	$	247,839	$	232,770
Accounts receivable		16,410		10,172
Inventories (Note 3)		12,790		11,940
		277,039		254,882
DUE FROM RELATED PARTIES (Note 8)		-		9,878
EQUIPMENT (Note 4)		808		897
	$	277,847	$	265,657

LIABILITIES

CURRENT LIABILITIES				
Accounts payable	$	49,059	$	49,511
Due to related parties (Note 8)		3,504		13,382
		52,563		62,893

SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 5)		2,760,904		2,760,904
SHARE SUBSCRIPTION (Note 9)		100,000		-
DEFICIT		(2,635,620)		(2,558,140)
		225,284		202,764
	$	277,847	$	265,657

Approved on behalf of the Board

<EDWARD GRESKO>, Director

<SIDNEY MANN>, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(Unaudited)

	Three months ended March 31, 2005	Six months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2004
SALES	$ 24,521	$ 46,813	$ 27,360	$ 54,992
COST OF GOODS SOLD (Schedule 1)	6,157	12,496	8,656	13,024
GROSS PROFIT	18,364	34,317	18,704	41,968
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	16,186	32,306	22,171	47,844
Administration Expenses **(Schedule 3)**	66,009	79,491	24,209	34,932
	82,195	111,797	46,380	82,776
NET LOSS FOR THE PERIOD	$ (68,831)	$ (77,480)	$ (27,676)	$ (40,808)
DEFICIT, at beginning of period	2,571,789	2,558,140	2,482,965	2,469,833
DEFICIT, at end of period	$ 2,635,620	$ 2,635,620	$ 2,510,641	$ 2,510,641
LOSS PER SHARE	$ (0.007)	$ (0.008)	$ (0.004)	$ (0.006)

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(Unaudited)

	Three months ended March 31, 2005	Six months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2004
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss	$ (63,831)	$ (77,480)	$ (27,676)	$ (40,808)
Add non-cash items:				
Amortization	45	90	56	112
	(63,786)	(77,390)	(27,620)	(40,696)
Net changes in other non-cash operating accounts				
Accounts receivable	(4,204)	(6,238)	(5,349)	(3,327)
Inventories	(3,196)	(850)	(11,235)	(10,710)
Accounts payable	6,795	(453)	(18,950)	(16,963)
	(64,391)	(84,931)	(63,154)	(71,696)
FINANCING ACTIVITIES				
Issuance of share capital	-	-	87,500	87,500
Share subscription	100,000	100,000	(68,750)	-
Due to(from) related parties	-	-	(13,701)	(5,218)
	100,000	100,000	5,049	82,282
INCREASE (DECREASE) IN CASH	35,609	15,069	(58,105)	10,586
CASH, beginning of period	212,230	232,770	68,735	44
CASH, end of period	$ 247,839	$ 247,839	$ 10,630	$ 10,630
Cash and Equivalents is comprised of:				
Bank	97,839	97,839	10,630	10,630
Guaranteed Investment Certificates	150,000	150,000	-	-
	$ 247,839	$ 247,839	$ 10,630	$ 10,630

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(Unaudited)

	Three months ended March 31, 2005	Six months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2004
OPENING INVENTORY	$ 9,594	$ 11,940	$ 6,575	$ 7,100
ADD:				
Purchases	262	1,512	3,647	3,647
Packaging and testing	8,901	11,419	15,856	19,699
Duty, freight and brokerage	190	415	388	388
	9,353	13,346	19,891	23,734
	18,947	25,286	26,466	30,834
LESS ENDING INVENTORY	(12,790)	(12,790)	(17,810)	(17,810)
COSTS OF GOODS SOLD	$ 6,157	$ 12,496	$ 8,656	$ 13,024

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(Unaudited)

	Three months ended March 31, 2005	Six months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2004
SALES	$ 24,521	$ 46,813	$ 27,360	$ 54,992
COST OF SALES	6,157	12,496	8,656	13,024
	18,364	34,317	18,704	41,968
ADMINISTRATIVE EXPENSES				
Accounting	$ 247	$ 247	$ 250	$ 309
Advertising and promotion	478	1,776	904	968
Office	1,541	2,817	2,167	2,849
Product and market development	-	-	-	7,400
Rent	3,105	6,143	5,460	10,276
Shipping and postage	1,878	3,357	2,667	4,647
Telephone	1,462	2,736	1,431	2,782
Wages, commissions, and contract services	7,475	15,230	9,292	18,613
	$ (16,186)	$ (32,306)	$ (22,171)	$ (47,844)
OPERATING PROFIT (LOSS)	$ 2,178	$ 2,011	$ (3,467)	$ (5,876)

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(Unaudited)

	Three months ended March 31, 2005	Six months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2004
Accounting, audit and legal	$ 27,115	$ 27,697	$ 3,271	$ 3,271
Amortization	45	90	56	112
Bank charges and interest	(33)	(69)	75	167
Consulting	18,000	27,000	6,000	16,100
Office and sundry	527	3,586	75	75
Regulatory fees	15,800	15,800	9,035	9,035
Printing	-	-	778	778
Project investigation	-	-	1,175	1,175
Transfer agent	2,697	3,529	3,201	3,911
Travel and promotion	1,831	1,831	510	510
Loss (Gain) on exchange	27	27	33	(202)
	$ 66,009	$ 79,491	$ 24,209	$ 34,932

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2004.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of results to be expected for the entire year ending September 30, 2005.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry and is currently in the process of changing its principal business focus to the resource sector.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital surplus of $224,476. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Equipment and Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all equipment is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value estimates are based on management's estimate of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

3. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

j) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

k) Basic and diluted loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to and from related parties cannot be determined as they have no repayment terms.

m) Asset retirement obligations

The Company has adopted recent accounting pronouncements of the Canadian Institute of Chartered Accountants Handbook section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect of the current period financial statements.

3. INVENTORIES

	2005	2004
Inventories consist of:		
Raw materials	1,914	2,160
Finished goods	10,876	9,780
	12,790	11,940

4. EQUIPMENT

	March 31 2005			September 30 2004
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,787	392	436
Laboratory equipment	4,270	3,854	416	461
	7,449	6,641	808	897

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

		Number of Shares	Amount $
Balance, September 30, 2003		7,319,967	2,407,404
Issued during the year:			
Shares	i)	350,000	87,500
Share units	ii)	1,200,000	228,000
Warrants exercised		380,000	38,000
Share units	iii)	-	-
Balance, September 30, 2004 and March 31, 2005		9,249,967	2,760,904

b) Shares in escrow

750,000 shares (2004- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	Exercise Price	Expiry date
1,200,000	0.26	August 11, 2006
500,000	0.16	May 16, 2005
1,700,000		

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $4,937 (2004 - $5,415) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $12,000 were paid to a director of the Company (2004 - $12,000) for product sales.

During the period, the Company incurred fees in the amount of $18,000 (2004 - $14,000) to a company owned by an officer of the Company for administrative services.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2005	2004
	$	$
Due from related parties:		
Company controlled by a director	-	-
Company under common management	-	-
	-	-
Due to related parties:		
Officer	-	-
Company controlled by an officer	3,504	9,582
	3,504	9,582

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

8. SUPPLEMENTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the periods ended March 31, 2005 and 2004.

9. PRIVATE PLACEMENT

On January 21, 2005, the Company requested a halt in the trading of its stock pending review and approval of a Change of Business filed with the TSX Venture Exchange. The Company is attempting to diversify out of the alternative health food products industry, and into junior mineral exploration.

Concurrently, the Company entered into a property option agreement with Vanadium International Co.("Vanadium") for a 100% interest in 19 mining claims covering 392.6 acres, located in Nye County, Nevada, USA. To exercise the option, the Company is to pay Vanadium $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three year period. The property is subject to a 2.5% net smelter royalty (NSR). The agreement is subject to regulatory approval. No comments from the TSX Venture Exchange are outstanding at the date of this report.

On January 27, 2005 the Company proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. The Company has received $100,000 as share subscriptions, however as of the date of this report the private placement has not been closed.

10. COMPARATIVE FIGURES

Certain of the 2004 figures have been reclassifed to conform with current presentation.

11. SUBSEQUENT EVENTS

Subsequent to quarter end the Company has granted 924,994 stock options exercisable at $0.50 per share expiring May 18, 2010.

A total of 500,000 share purchase warrants exerciseable at $0.16 were excercised subsequent to the end of the quarter.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
March 31, 2005

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2005 AND UP TO THE DATE OF MAY 25, 2005

THIS REPORT DATED : MAY 25, 2005

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004, and internal financial statements for the quarter ending December 31, 2004, which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of the company to date have decreased by 15% comparatively to the same period in 2004 (quarter-end), mainly as a result of a decrease in the international sale of raw materials.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising $315,000 in working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. In January 2005 the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see section 3 - below). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:
(See subsequent events below – section 4)

(b) Selected Financial Information:
This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004 and internal financial statements for the quarter ending December 31, 2004, which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending March 31, 2005, with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years
The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2004	**September 30, 2003**	**September 30, 2002**
Total Revenue	$ 102,788	$ 146,279	$ 143,333
Gross Profit	$ 78,890	$ 105,759	$ 111,838
Operating Expenses	$ 167,197	$ 173,674	$ 164,389
Net Income (Loss)	$ (88,307)	$ (67,915)	$ (52,551)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 265,657	$ 17,678	$ 20,543

Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	Mar. 31, 2005	**Dec. 31, 2004**	**Sept. 30, 2004***	**June 30, 2004**
Total Revenue	$24,521	$ 22,292	$ 16,322	$ 31,474
Gross Profit	$18,364	$ 15,953	$ 12,265	$ 24,657
Oper. Expenses	$82,195**	$ 29,602	$ 55,686	$ 28,735
Gain (Loss)	$(68,831)	$ (13,649)	$ (43,603)*	$ (4,078)
(Loss) Per Share	$(0.007)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$277,847	$ 244,761	$ 265,657	$ 35,425
Total Liabilities	$52,563	$ 55,646	$ 62,893	$ 72,276

	QUARTERS ENDED			
	Mar. 31, 2004	**Dec. 31, 2003**	**Sept. 30, 2003**	**June 30, 2003**
Total Revenue	$ 27,360	$ 27,632	$ 29,321	$ 30,132
Gross Profit	$ 18,704	$ 23,264	$ 17,787	$ 24,165
Oper. Expenses	$ 46,380	$ 36,396	$ 43,365	$ 54,640
Gain (Loss)	$ (27.676)	$ (13,132)	$ (25,578)	$ (30,475)
(Loss) Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 40,065	$ 84,691	$ 17,678	$ 35,425
Total Liabilities	$ 55,802	$ 91,502	$ 80,107	$ 72,276

** The final quarter of the 2004 year recorded a significantly higher net loss due to Other Items accounted for at year end such as impairment provisions for inventory valuation and cost of goods sold adjustments.*

*** The quarter ending March 31, 2005 recorded significantly higher Operating Expenditures than any other quarter in the prior eight periods. This is due to costs associated with the review of the Option Agreement with Vanadium International Co.(legal fees, regulatory fees, audit fees in particular) entered into on January 27, 2005 (see below – Mineral Exploration)*

Expenditure Comparison and Variances – Stina Administration Division:
Expenditure Increases: $24,426 in Accounting, Audit & Legal, mainly as a result of increased legal and audit preparation with respect to the option agreement entered into in January 2005; $3,511 in Office Expenditures, mainly as a result of increased business activities, particularly with respect to preparation of the option agreement entered into in January 2005; $6,765 in Regulatory Fees as a result of the review of the option agreement entered into in January 2005; $10,900 in Consulting Fees, mainly as a result of increased workload with respect to the option agreement entered into in January 2005.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Increases: $808 in Advertising & Promotion, as a result of participation in a trade show. ***Expenditure Decreases:*** $7,400 in Product & Market Development, due to the completion of a product development program in the previous year; $4,133 in Office Rent, due to a rent reduction at the Blaine location; $1,290 in Shipping, mainly due to lower product sales; $3,383 in Wages and Salaries, mainly as a result of the retirement of a staff member.

Liquidity and Solvency
During the quarter ended March 31, 2005 over the same period in 2004 cash resources increased by $237,209. This was mainly as a result of a non-brokered private placement completed in August 2004, during which $228,000 in working capital was raised.

Capital Resources
The company's liquidity will depend upon it's ability to market Northern Seas products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising a total of $315,000 in working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.
In respect of the audit committee meeting on February 15, 2005 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company, particularly with respect to transaction bookkeeping. It has been agreed in principle that, if the company is to pursue opportunities in a new line of business, greater control measures with respect to cash transactions and financings in particular will require regular reporting to directors, as well as comparative analysis against budget figures on a regular basis.

Summary of Securities
100,000,000 common shares without par value are authorized, of which 9,249,967 were issued and outstanding at March 31, 2005. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

As of March 31 2005, 500,000 warrants for one common share of stock each at a price of $0.16 were outstanding. These warrants were excercised on May 16, 2005, bringing the total number of common shares issued and outstanding to 9,749,967 as of the date of this report.

Additionally, 1,200,000 warrants for one common share of stock at a price of $0.26 per were outstanding as of the date of this report.

No securities were issued during the period ending March 31, 2005, and no options were granted during the period.

c) Related Party Transactions
During the period the Company incurred premises rent in the amount of $4,937 (2004 - $5,415) to a company with common directors. The rent is payable on a month to month tenancy.

During the period sales commissions included in wages, commissions and contract services expense totalling $12,000 (2004 - $12,000) were paid to a director of the Company for product sales.

The Company incurred consulting fees in the amount of $18,000 (2004 - $14,000) payable to a company owned by an officer for administrative services.

d) Due To Related Parties
As of March 31, 2005, $3,504 was owed to a private company controlled by an officer of the company.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS
On January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement will be submitted by company attorneys.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. To date this private placement has not been completed, and no regulatory comments have been received.

On April 25, 2005, this option agreement was amended (see section 4. Subsequent Events)

4. SUBSEQUENT EVENTS
Subsequent to period ending March 31, 2005,

On April 25, 2005, the company agreed to an amended of the option agreement with Vanadium International Corp. as follows:

a) Reduction of the total amount of common shares transferred to Vanadim International Corp over the three phases from 2.5 million shares to 1.25 million shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D.

b) Stina shall have the right to purchase the remaining 50% interest in the Property (subject to a 2.5% net smelter interest in favor of Dennis La Prairie) (the "Remaining Interest") during the period ending on the 5th anniversary of acceptance of filing of this Agreement (the "Term") with the TSX Venture Exchange for the purchase price of US$2,000,000 subject to the approval of the TSX Venture Exchange and any applicable securities regulatory authority.

Under this amended agreement, in order to exercise the Option, Stina shall be required to:

(a) upon Regulatory Acceptance of this Agreement pay cash to Vanadium in the amount of $60,000 and incur and fund Expenditures on the Property during the period commencing on the Acceptance Date and ending on or before the first anniversary of the Acceptance Date of not less than $150,000;

(b) carry out in respect of Phase I, the following, provided that Stina may accelerate at its option any or all of the following obligations:

   (i) incur and fund Expenditures on the Property during the period commencing on the first anniversary of the Acceptance Date and ending on or before the second anniversary of the Acceptance Date of not less than $200,000;

   (ii) upon completion of payment of the Expenditures set out in §3(b)(i), pay cash to Vanadium in the amount of $90,000; and

   (iii) upon completion of payment of the Expenditures set out in §3(b)(i), allot and issue to Vanadium, and deliver to Vanadium certificates representing 625,000 Shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D; and

(c) carry out, after the completion of Phase I, in respect of Phase II, the following:

   (i) incur and fund Expenditures on the Property during the period commencing on the second anniversary of the Acceptance Date and ending on or before the third anniversary of the Acceptance Date of not less than $350,000;

(ii) upon completion of payment of the Expenditures set out in §3(c)(i), pay cash to Vanadium in the amount of $100,000; and

(iii) upon completion of payment of the Expenditures set out in §3(c)(i), allot and issue to Vanadium, and deliver to Vanadium certificates representing 625,000 Shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D. The Shares are to be earned out rateably over a time period equal to the earn out period of the Shares issuable under §(b)(iii).

(d) Stina shall have the right to purchase the remaining 50% interest in the Property (subject to a 2.5% net smelter interest in favor of Dennis La Prairie) (the "Remaining Interest") during the period ending on the 5th anniversary of acceptance of filing of this Agreement (the "Term") with the TSX Venture Exchange for the purchase price of US$2,000,000 subject to the approval of the TSX Venture Exchange and any applicable securities regulatory authority. This purchase option may be exercised by (i) the delivery of written notice to Vanadium of Stina's intention to exercise its purchase option (the "Purchase Option Notice") and (ii) the completion of such purchase within 90 days of the delivery of such notice. Vanadium agrees that it shall not consider any offer from any other party other than Stina unless Stina has either exercised its purchase option or the Term has expired.

As of the date of this report the company has not received approval of this transaction.

On April 21, 2005 (see news release on that date) the company announced that it had entered into stock option agreements with company employees and consultants granting the right and option to purchase 924,994 shares of the company at 38 cents per share exercisable in whole or in part on or before five years from April 20, 2005.

This agreement was amended on May 17, 2005 (see news release on that date) to an option price of $0.50 per share, instead of $0.38.

On May 16, 2005 The company received subscription funds of $80,000 for the excercisement of 500,000 share warrants at $0.16 per share, and these common shares were issued.

5. OTHER
Additional information relating to the Company's operations and activities can be found by accessing the Company's Annual Information Form filed February 15, 2005, as well as news releases and reports filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

STINA RESOURCES LTD. CORPORATE INFORMATION
Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@northern-seas.com
Website: www.northern-seas.com

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Director
Jim Wall, Secretary

Registrar and Transfer Agent
Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062